

September 8, 2023

Kian Hwa Goh
Chief Executive Officer
Orangekloud Technology Inc.
1 Yishun Industrial Street 1
#04-27/28&34 Aposh Building Bizhub
Singapore, 768160

> **Re: Orangekloud Technology Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted August 24, 2023**
> **CIK No. 0001979407**

Dear Kian Hwa Goh:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 2, 2023 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary, page 5

1.   We note your response to prior comment 5. Please revise to include a chart depicting your corporate structure before the Reorganization and Offering.

<u>Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 7</u>

2.   We note your response to prior comment 6. Please note that your election to take advantage of the extended transition period for complying with new or revised accounting standards is not irrevocable. Please revise accordingly. Refer to Question 37 of the FAQ on Title 1 of the JOBS Act. In addition, as previously requested, revise Note 2 to disclose that, as result of your election, your financial statements may not be comparable to companies that comply with public company effective dates.

<u>Use of Proceeds, page 28</u>

3.   We note your response to prior comment 8. Please provide information on the status of the company's plans to pursue acquisition or strategic investment opportunities. See Item 3.C.3 of Part 1 of Form 20-F.

<u>Dilution, page 31</u>

4.   Based on your revisions to prior comment 9 it appears that there will not be a forward split. Please also revise the dilution section to remove references to the split. Also, the dilution calculations should be presented as of December 31, 2022, the most recent balance sheet date included in the filing. Please revise accordingly.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Other Metrics, page 41</u>

5.   We note your response to prior comment 14. Please revise to quantify recurring revenue and revenue retention rate for each period presented. Also, explain your basis for including third party license revenue in recurring revenue. In this regard, it appears that this revenue is point in time revenue so it is unclear how it is recurring.

<u>Management, page 63</u>

6.   In light of Mr. Goh's other positions with other companies, please revise to discuss any conflicts of interest.

<u>Consolidated Financial Statements of Orangekloud Technology Inc.</u>
<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

7.   We note your response to prior comment 19. Please note your auditors should include a signed and dated preface statement in a header to their "to be issued" report stating the reason for such report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. Please revise.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-5

8. Your response to prior comment 20 indicates that the remaining payroll and employee benefits amounts is for management personnel and finance and administrative staff. Tell us what consideration was given to labeling this line item "general and administrative expense."

Notes to Consolidated Financial Statements
2. Summary of significant accounting policies
Revenue recognition, page F-12

9. We note your revisions and response to prior comment 21. As previously requested, please explain in your response how you determined that point in time recognition was appropriate for third party hosting services. As part of your response, tell us whether you have any obligations to the customer over the hosting service period. Refer to ASC 606-10-25-30.

10. We note the remaining performance obligation ("RPO") table added in response to prior comment 24. Please tell us what the RPO amount for packaged software solutions represents. In this regard, we note that revenues for these solutions is recognized at a point in time so it is unclear what the unsatisfied performance obligation relates to.

General

11. We note your response to prior comment 26. Please revise your disclosure to:
    • State the purpose and effect of the Reorganization;
    • Discuss the Shareholder's Agreement relating to MSC Consulting, which will be included as an exhibit;
    • Tell us the exemption from Securities Act registration you will rely on to conduct the exchanges contemplated by the Reorganization.

You may contact Chen Chen, Staff Accountant, at (202) 551-7351 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Lawrence Venick